UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____1____)

Under the Securities Exchange Act of 1934

CMGI, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125750109

(CUSIP Number)

General Counsel

Compaq Computer Corporation

20555 State Highway 249

Houston, TX 77070

(281) 370-0670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

October 28, 1999

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 125750109

1.	Names of Reporting Persons. S.S. OR I.R.S. Identification Nos. of above persons (entities only).
Digital Equipment Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power -0-

	8.	Shared Voting Power 20,804,020

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 20,804,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -20,804,020-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) -Approximately 17.8%-

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 125750109

1.	Names of Reporting Persons. S.S OR I.R.S. Identification Nos. of above persons (entities only).
Compaq Computer Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power -0-

	8.	Shared Voting Power 20,804,020

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 20,804,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -20,804,020-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) -Approximately 17.8%-

14.	Type of Reporting Person (See Instructions) CO

Item 2.
Identity and Background

Paragraph (1) of Item 2 (a) - (c) is hereby amended to
    read: "Digital Equipment Corporation ("Digital"), a
    Massachusetts corporation and a wholly-owned subsidiary of Compaq Computer
    Corporation, a Delaware corporation ("Compaq") as beneficial owner of 20,804,020 shares of common stock, par value $0.01 per share, of CMGI, Inc. ("CMGI")."

Paragraph (1) of Item 2 (a) - (c) is hereby amended to
    read: "Compaq as beneficial owner of 20,804,020 shares of common stock, par value $0.01 per share, of CMGI."

Item 3.
Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add: "Pursuant to
    the Certificate of Designations, Rights and Preferences of Series D
    Preferred Stock of CMGI, 18,090.45 shares of Series D Preferred Stock owned by
    Digital were converted into 1,809,045 shares of CMGI Common Stock on
    October 28, 1999 following the vote of a majority of the votes cast at a duly convened special meeting of the stockholders of
    CMGI."

Item 5.
Interest in Securities of the Issuer

The first sentence of (a) & (b) of Item 5 is
    hereby amended to read: "As of the date hereof, Digital is the record holder of 20,804,020 shares of Common Stock of CMGI. This number represents 17.8% of the outstanding Common Stock of CMGI. This percentage is based on the number of shares of CMGI Common Stock reported by CMGI in its annual report filed on Form 10K with the Commission on October 29, 1999, as being outstanding as of October 22, 1999. Compaq is the sole shareholder of
    Digital and, as such, beneficially owns the 20,804,020 shares of CMGI Common
    Stock referred to in this report. Due to the relationship between Compaq and
    Digital, Digital and Compaq share voting power and dispositive power with respect to these shares."

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      DIGITAL EQUIPMENT CORPORATION

Date: November 5, 1999
      By:       /s/  Linda
        S. Auwers
             Name:   Linda S. Auwers
             Title: Vice President, Assistant
             Secretary/Assistant Clerk

      COMPAQ COMPUTER CORPORATION

Date: November 5, 1999
      By:       /s/  Linda
        S. Auwers
             Name:   Linda S. Auwers
             Title: Vice President, Associate General
Counsel and Secretary